UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                   FORM 12b-25
                          NOTIFICATION OF LATE FILING

(Check One): [_] Form 10-K [_] Form 11-K
[_] Form 20-F [_] Form 10-Q [X] Form N-SAR
For Period Ended: June 30, 2007

PART I REGISTRANT INFORMATION

Bridgeway Funds, Inc.
_________________________________________________________________
Full Name of Registrant

_________________________________________________________________
Former Name if Applicable

5615 Kirby Drive, Suite 518
_________________________________________________________________
Address of Principal Executive Office (Street and Number)

Houston, Texas 77005-2448
_________________________________________________________________
City, State and Zip Code

PART II RULES
12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE
State below in reasonable detail why the Form 10-K, 11-K, 20-F
10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant's independent registered public accounting firm has not completed its review of the financial information provided by the Registrant's fund accountant because such information was not provided in a timely manner.

PART IV
OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Linda Giuffre 			           832-204-8191
____________________________________________________________
 (Name) (Area Code) 			(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section
    30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
    [X] Yes [_] No

(3) Is it anticipated that any significant change in results of year will be reflected by the earnings statements to be included in the subject report or portion thereof?
    [_] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


Bridgeway Funds, Inc.
_____________________________________________________________
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date 	August 29, 2007	 	By 	Linda Giuffre
_____________________________________________________________